DREYFUS APPRECIATION FUND, INC.
STATEMENT OF INVESTMENTS
September 30, 2005 (Unaudited)

Common Stocks--98.0%	Shares		Value($)
Apparel--1.0%			
Christian Dior	550,000	a	**45,403,394**
Banking--5.0%			
Bank of America	1,950,000		82,095,000
Fannie Mae	200,000		8,964,000
Freddie Mac	550,000		31,053,000
HSBC Holdings, ADR	750,000	a	60,922,500
SunTrust Banks	675,000		46,878,750
			229,913,250
Capital Goods--5.5%			
Emerson Electric	950,000		68,210,000
General Electric	5,600,000		188,552,000
			256,762,000
Consumer Services--.9%			
McDonald's	1,225,000		**41,025,250**
Consumer Staples--5.8%			
Sysco	750,000	a	23,527,500
Wal-Mart Stores	1,900,000		83,258,000
Walgreen	3,080,000		133,826,000
Whole Foods Market	200,000		26,890,000
			267,501,500
Diversified Financial--8.6%			
American Express	1,600,000		91,904,000
Citigroup	3,700,333		168,439,158
JPMorgan Chase & Co.	2,225,000		75,494,250
Merrill Lynch & Co.	1,050,000	a	64,417,500
			400,254,908
Energy--21.0%			
BP, ADR	2,300,000		162,955,000
Chevron	2,600,000		168,298,000
ConocoPhillips	1,950,000		136,324,500
Exxon Mobil	5,332,598		338,833,276
Occidental Petroleum	450,000		38,443,500
Royal Dutch Shell, Cl. A, ADR	800,000		52,512,000
Total, ADR	575,000	a	78,096,500
			975,462,776
Food, Beverage & Tobacco--15.4%			
Altria Group	4,100,000		302,211,000
Anheuser-Busch Cos.	1,400,000	a	60,256,000
Coca-Cola	3,140,000		135,616,600
Kraft Foods, Cl. A	200,000		6,118,000
Nestle, ADR	1,250,000		91,528,207
PepsiCo	2,100,000		119,091,000
			714,820,807
Health Care--.8%			
UnitedHealth Group	700,000		**39,340,000**
Household & Personal Products--5.5%			
Colgate-Palmolive	1,010,000		53,317,900
Estee Lauder Cos., Cl. A	1,000,000		34,830,000
Procter & Gamble	2,800,000		166,488,000
			254,635,900
Insurance--3.0%			
American International Group	750,000		46,470,000
Berkshire Hathaway, Cl. A	820	b	67,240,000
Marsh & McLennan Cos.	900,000		27,351,000

			141,061,000
Materials--.6%			
Praxair	600,000	a	**28,758,000**
Media/Entertainment--5.2%			
McGraw-Hill Cos.	2,200,000		105,688,000
News, Cl. A	5,796,708		90,370,678
News, Cl. B	240,000	a	3,960,000
Time Warner	1,007,500		18,245,825
Viacom, Cl. B	700,000	a	23,107,000
			241,371,503
Pharmaceuticals & Biotechnology--10.2%			
Abbott Laboratories	1,500,000		63,600,000
Eli Lilly & Co.	900,000	a	48,168,000
Johnson & Johnson	2,150,000		136,052,000
Merck & Co.	1,500,000	a	40,815,000
Pfizer	5,775,000		144,201,750
Roche Holding, ADR	600,000		41,684,699
			474,521,449
Retailing--2.4%			
Home Depot	1,200,000		45,768,000
Target	1,300,000		67,509,000
			113,277,000
Semiconductors & Equipment--4.1%			
Intel	7,650,000		**188,572,500**
Software & Services--2.1%			
Microsoft	3,750,000		**96,487,500**
Transportation--.9%			
United Parcel Service, Cl. B	600,000		**41,478,000**
Total Common Stocks			
(cost $3,173,740,809)			**4,550,646,737**

	Principal Amount($)	Value($)
Short Term Investments--1.8%		
U.S. Treasury Bills:		
3.15%, 10/06/2005	45,340,000	45,329,572
3.07%, 11/10/2005	33,347,000	33,235,287
3.25%, 11/17/2005	3,582,000	3,567,457
Total Short-Term Investments		
(cost $82,120,387)		**82,132,316**

	Shares	Value($)
Investment Of Cash Collateral for Securities Loaned--2.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $119,755,081)	119,755,081 c	**119,755,081**

Total Investments (cost $3,375,616,277)	**102.4%**	**4,752,534,134**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(111,590,671)**
Net Assets	**100.0%**	**4,640,943,463**

ADR- American Depository Receipts

a   All or a portion of these securities are on loan. At September 30, 2005 the total market value of the fund's
   securities on loan is $115,230,068 and the total market value of the collateral held by the fund is $119,755,081.
b   Non-income producing.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.